Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

CHANGE OF ADDRESS OF PRINCIPAL

PLACE OF BUSINESS IN HONG KONG

The board of directors (the “Board”) of Kingsoft Cloud Holdings Limited (the “Company”) hereby announces that with effect from January 10, 2025, the address of the principal place of business in Hong Kong of the Company will be changed to Room 1928, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, January 10, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.